Hartford Funds Exchange-Traded Trust

690 Lee Road

Wayne, Pennsylvania 19087

July 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment for Hartford Funds Exchange-Traded Trust

Registration Statement on Form N-14 (File No. 333-273214)

Greetings:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Hartford Funds Exchange-Traded Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Hartford Quality Value Fund, a series of The Hartford Mutual Funds II, Inc., into Hartford Quality Value ETF, a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 12, 2023, pursuant to Rule 488 under the Securities Act (Accession Number 0001193125-23-185839).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wayne and State of Pennsylvania on the 28th day of July, 2023.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Adam T. Teufel of Dechert LLP, counsel to the Registrant, at (202) 261-3464.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Vice President and Assistant Secretary

cc:	John V. O’Hanlon, Esq.

Adam T. Teufel, Esq.

Alexander C. Karampatsos, Esq.